UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                          GILAT SATELLITE NETWORKS LTD.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                  ORDINARY SHARES, PAR VALUE NIS .01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    M51474100
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

       MARA YOELSON, FOUR RESEARCH WAY, PRINCETON, NJ 08540 (609) 987-4472
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 17, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



      1          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SES Americom, Inc.
                 IRS#  19-2849985

      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [_]
                                                                       (b)  [_]

      3          SEC USE ONLY


      4          SOURCE OF FUNDS*
                 SC

      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             [_]


      6          CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

                                      7             SOLE VOTING POWER
                                                    14,261,048
                      NUMBER OF
                       SHARES         8             SHARED VOTING POWER
                    BENEFICIALLY                    -0-
                      OWNED BY
                        EACH          9             SOLE DISPOSITIVE POWER
                      REPORTING                     14,261,048
                       PERSON
                        WITH          10            SHARED DISPOSITIVE POWER
                                                    -0-


     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 14,261,048

     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                            [_]

                 Not applicable.

     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.5%

     14          TYPE OF REPORTING PERSON*

                 CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



      1          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SES Global-Americas, Inc. (1)
                 IRS#  14-1682339

      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [_]
                                                                       (b)  [_]

      3          SEC USE ONLY


      4          SOURCE OF FUNDS*
                 SC

      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             [_]


      6          CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

                                      7             SOLE VOTING POWER
                                                    14,261,048
                      NUMBER OF
                       SHARES         8             SHARED VOTING POWER
                    BENEFICIALLY                    -0-
                      OWNED BY
                        EACH          9             SOLE DISPOSITIVE POWER
                      REPORTING                     14,261,048
                       PERSON
                        WITH          10            SHARED DISPOSITIVE POWER
                                                    -0-


     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 14,261,048

     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                            [_]

                 Not applicable.

     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.5%

     14          TYPE OF REPORTING PERSON*

                 CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------
(1) The securities are owned by SES Americom, Inc. ("SES Americom"). SES Americom is a wholly-owned (directly and indirectly) subsidiary of the Reporting Person.

The filing of this Statement shall not be deemed an admission that the Reporting Person is the beneficial owner of any securities not held directly for its account for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, and disclaims beneficial ownership in such securities except to the extent of its pecuniary interest therein.

                                  SCHEDULE 13D



      1          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SES Capital Belgium S.A.
                 IRS#  N/A

      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [_]
                                                                       (b)  [_]

      3          SEC USE ONLY


      4          SOURCE OF FUNDS*
                 Not applicable.

      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             [_]


      6          CITIZENSHIP OR PLACE OF ORGANIZATION
                 Luxembourg

                                      7             SOLE VOTING POWER
                                                    4,308,000
                      NUMBER OF
                       SHARES         8             SHARED VOTING POWER
                    BENEFICIALLY                    -0-
                      OWNED BY
                        EACH          9             SOLE DISPOSITIVE POWER
                      REPORTING                     4,308,000
                       PERSON
                        WITH          10            SHARED DISPOSITIVE POWER
                                                    -0-


     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,308,000

     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                            [_]

                 Not applicable.

     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.65%

     14          TYPE OF REPORTING PERSON*

                 CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



      1          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SES Astra S.A. (1)
                 IRS# 98-0125981

      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [_]
                                                                       (b)  [_]

      3          SEC USE ONLY


      4          SOURCE OF FUNDS*
                 Not applicable.

      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             [_]


      6          CITIZENSHIP OR PLACE OF ORGANIZATION
                 Luxembourg

                                      7             SOLE VOTING POWER
                                                    4,308,000
                      NUMBER OF
                       SHARES         8             SHARED VOTING POWER
                    BENEFICIALLY                    -0-
                      OWNED BY
                        EACH          9             SOLE DISPOSITIVE POWER
                      REPORTING                     4,308,000
                       PERSON
                        WITH          10            SHARED DISPOSITIVE POWER
                                                    -0-


     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,308,000

     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                            [_]

                 Not applicable.

     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.65%

     14          TYPE OF REPORTING PERSON*

                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
(1) The securities are owned by SES Capital Belgium, S.A. ("SES Belgium"). SES Belgium is a wholly-owned (directly and indirectly) subsidiary of the Reporting Person.

The filing of this Statement shall not be deemed an admission that the Reporting Person is the beneficial owner of any securities not held directly for its account for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, and disclaims beneficial ownership in such securities except to the extent of its pecuniary interest therein.

                                  SCHEDULE 13D



      1          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SES Global S.A. (1) (2)
                 IRS   # 98-0353541

      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [_]
                                                                       (b)  [_]

      3          SEC USE ONLY


      4          SOURCE OF FUNDS*
                 SC

      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

      6          CITIZENSHIP OR PLACE OF ORGANIZATION
                 Luxembourg

                                      7             SOLE VOTING POWER
                                                    18,569,048
                      NUMBER OF
                       SHARES         8             SHARED VOTING POWER
                    BENEFICIALLY                    -0-
                      OWNED BY
                        EACH          9             SOLE DISPOSITIVE POWER
                      REPORTING                     18,569,048
                       PERSON
                        WITH          10            SHARED DISPOSITIVE POWER
                                                    -0-


     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 18,569,048

     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                            [_]

                 Not applicable.

     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.15%

     14          TYPE OF REPORTING PERSON*

                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
(1) 14,261,048 securities are owned by SES Americom, Inc. ("SES Americom"). SES Americom is a wholly-owned (directly and indirectly) subsidiary of the Reporting Person.

(2) 4,308,000 securities are owned by SES Capital Belgium, S.A. ("SES Belgium"). SES Belgium is a wholly-owned (directly and indirectly) subsidiary of the Reporting Person.

The filing of this Statement shall not be deemed an admission that the Reporting Person is the beneficial owner of any securities not held directly for its account for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, and disclaims beneficial ownership in such securities except to the extent of its pecuniary interest therein.

                                  SCHEDULE 13D


ITEM 1.     SECURITY AND ISSUER

         This Amendment No. 3 ("Amendment No. 3") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated January 11, 1999, filed by GE American Communications, Inc. (now known as SES Americom, Inc.), GE Subsidiary, Inc. 22 (now known as SES Global-Americas, Inc.), General Electric Capital Corporation, General Electric Capital Services, Inc., and General Electric Company, as amended by Amendment No. 1 thereto ("Amendment No. 1"), dated as of December 4, 2001, filed by SES Americom, Inc., SES Global-Americas, Inc. and SES Global S.A. and by Amendment No. 2 thereto ("Amendment No. 2"), dated as of September 12, 2002, filed by SES Capital Belgium, S.A., SES Astra, S.A. and SES Global S.A., relating to the Ordinary Shares, par value NIS .01 per share (the "Ordinary Shares"), of Gilat Satellite Networks Ltd., a corporation organized under the laws of Israel (the "Company" or "Gilat"), the principal executive offices of which are located at Yegia Kapayim St., Kyriat Arye, Petah Tikva 49130, Israel.

         This Amendment No. 3 is being filed by the undersigned to report the issuance on March 17, 2003 of 14,261,048 Ordinary Shares to SES Americom by Gilat in connection with Gilat's debt restructuring plan (as set forth in the proxy solicitation of the Company dated January 6, 2003) which was approved on March 6, 2003, by the District Court of Tel Aviv, Israel, pursuant to Section 350 of the Israeli Companies Law - 1999 and which was consummated on March 14, 2003. Such issuance is more fully described in Items 3 and 5(c) below.

ITEM 2.     IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated in its entirety:

         (a) - (c) This Statement is being filed pursuant to Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), by SES Capital Belgium S.A. ("SES Belgium"), SES Astra S.A. ("SES Astra "), SES Global-Americas, Inc. ("SES Global-Americas"), SES Americom, Inc. ("SES Americom") and SES Global S.A. ("SES Global," and each of SES Belgium, SES Astra, SES Americom, SES Global-Americas and SES Global, a "Reporting Person").

         SES Americom is a wholly-owned subsidiary of SES Global-Americas. SES Global-Americas is a wholly-owned subsidiary of SES Global.

         SES Americom is a Delaware corporation. SES Americom provides satellite communications services through its own fleet of spacecraft and maintains its principal executive offices at Four Research Way, Princeton, NJ 08540.

         SES Global-Americas is a Delaware corporation. SES Global-Americas is a holding company for various other subsidiaries of SES Global and maintains its principal executive offices at Four Research Way, Princeton, NJ 08540.

         SES Belgium is a wholly-owned subsidiary of SES Astra. SES Astra is a wholly-owned subsidiary of SES Global.

         SES Belgium is a societe anonyme organized and existing under laws of the Grand Duchy of Luxembourg. SES Belgium is a holding company for various investments and other interests of subsidiaries of SES Global and maintains its principal executive offices at Avenue de Tervueren 55, B-1040, Brussels.

         SES Astra is a societe anonyme organized and existing under the laws of the Grand Duchy of Luxembourg. SES Astra provides satellite communications services through its own fleet of spacecraft and maintains its principal executive offices at L-6815, Chateau de Betzdorf, Grand Duchy of Luxembourg.

         SES Global is a societe anonyme organized and existing under the laws of the Grand Duchy of Luxembourg. SES Global is a holding company for operating subsidiaries that provide satellite communications services through their respective fleets of spacecraft. SES Global maintains its principal executive offices at Chateau de Betzdorf, L-6815 Betzdorf, Grand Duchy of Luxembourg.

         For the information required herein with respect to the identity and background of each officer and director of the Reporting Persons, see Schedules I, II, III, IV and V, attached hereto and hereby incorporated herein.

         The information required herein with respect to the respective executive officers and directors of the Reporting Persons is to the best knowledge of the Reporting Persons. If subsequent to the date of this Amendment No. 3 additional information is received with respect to such individuals which would cause a material change in the information contain herein, an amendment to this Amendment No. 3 will be filed that will set forth such change in information.

         (d) - (e) During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors or executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         (f) The information required herein with respect to the citizenship of each officer and director of the Reporting Persons is set forth in Schedules I, II, III, IV and V, attached hereto and hereby incorporated herein.


ITEM 3.     SOURCE OF FUNDS OR OTHER CONSIDERATION

         As described in Item 5(c) below, SES Americom received all of the Ordinary Shares presently held by SES Americom pursuant to the issuance on March 17, 2003 of 14,261,048 Ordinary Shares to SES Americom in connection with Gilat's debt restructuring plan (as set forth in the proxy solicitation of the Company dated January 6, 2003) approved by the Israeli District Court of Tel-Aviv. In an agreement with Gilat, SES Americom agreed to terminate its satellite transponder agreements with Spacenet Inc. ("Spacenet"), Gilat's wholly owned subsidiary, which relate to StarBand Communications Inc. ("StarBand"), a company in which Gilat indirectly owns approximately 35% of the outstanding shares, and to enter into a new transponder capacity agreement directly with StarBand. In addition, SES Americom agreed to defer payments by Spacenet in connection with other agreements. As part of the arrangement, Gilat agreed to issue to SES Americom a number of Ordinary Shares that is equal to approximately 5.5% of Gilat's outstanding Ordinary Shares immediately following the closing of the arrangement.

ITEM 4.     PURPOSE OF TRANSACTION

         Unchanged.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is amended and restated in its entirety:

         (a) As of the date of this Amendment No. 3, each of SES Americom, SES Global-Americas and SES Global may be deemed to beneficially own an aggregate of 14,261,048 Ordinary Shares, which, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 259,757,196 Ordinary Shares outstanding as of March 17, 2003 (as reported by the Company in the Report of Foreign Issuer on Form 6-K of the Company dated March 23, 2003), represents approximately 5.5% of the outstanding Ordinary Shares. As of the date of this Amendment No. 3, each of SES Belgium, SES Astra and SES Global may be deemed to beneficially own an aggregate of 4,308,000 Ordinary Shares, which, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 259,757,196 Ordinary Shares outstanding as of March 17, 2003 (as reported by the Company in the Report of Foreign Issuer on Form 6-K of the Company dated March 23, 2003), represents approximately 1.65% of the outstanding Ordinary Shares.

         (b) Each of SES Americom, SES Global-Americas and SES Global has sole power to vote and dispose of 14,261,048 Ordinary Shares. Each of SES Belgium, SES Astra and SES Global has sole power to vote and dispose of 4,308,000 Ordinary Shares. To the best knowledge of the Reporting Persons, none of their respective executive officers and directors presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

         (c) On March 17, 2003, Gilat issued 14,261,048 Ordinary Shares to SES Americom in connection with Gilat's debt restructuring plan (as set forth in the proxy solicitation of the Company dated January 6, 2003) approved by the Israeli District Court of Tel-Aviv, as more fully described in Item 3 above. Except as set forth herein, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers or directors, has effected any transactions in the Ordinary Shares in the past 60 days.

         (d) No person is known to have the power to direct the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by the Reporting Persons except for the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         A proposed amendment to the Company's Articles of Association provides that each beneficial owner of 7% or more of the Company's outstanding Ordinary Shares is entitled to appoint, at each annual general meeting of shareholders, one member to the Company's board of directors, provided that a total of not more than four directors are so appointed.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

SCHEDULE        DESCRIPTION
--------        -----------

I.              Directors and executive officers of SES Americom
II.             Directors and executive officers of SES Global-Americas.
III.            Directors and executive officers of SES Belgium.
IV.             Directors and executive officers of SES Astra.
III.            Directors and executive officers of SES Global.
Exhibit         Joint Filing Agreement.


SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    April 15, 2003                    SES AMERICOM, INC.

                                           /s/ Dean A. Olmstead
                                           -----------------------------------
                                           By:  Dean A. Olmstead
                                           Title:  President and CEO


Date:    April 15, 2003                    SES GLOBAL-AMERICAS, INC.

                                           /s/ Dean A. Olmstead
                                           -----------------------------------
                                           By:  Dean A. Olmstead
                                           Title:  President and CEO


Date:    April 15, 2003                    SES CAPITAL BELGIUM S.A.

                                           /s/ Roland Jaeger
                                           -----------------------------------
                                           By:   Roland Jaeger
                                           Title: Director


Date:    April 15, 2003                    SES ASTRA S.A.

                                           /s/ Ferdinand Kayser
                                           -----------------------------------
                                           By:  Ferdinand Kayser
                                           Title:  President and CEO


Date:    April 15, 2003                    SES GLOBAL S.A.

                                           /s/ Romain Bausch
                                           -----------------------------------
                                           By:  Romain Bausch
                                           Title:  President and CEO

                           SCHEDULE AND EXHIBIT INDEX

SCHEDULE        DESCRIPTION
--------        -----------

I.              Directors and executive officers of SES Americom
II.             Directors and executive officers of SES Global-Americas.
III.            Directors and executive officers of SES Belgium.
IV.             Directors and executive officers of SES Astra.
III.            Directors and executive officers of SES Global.
Exhibit         Joint Filing Agreement.

                                   Schedule I
                               SES AMERICOM, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

                         PRESENT                           PRESENT
                         BUSINESS                          PRINCIPAL
NAME                     ADDRESS                           OCCUPATION                          CITIZENSHIP
----                     -------                           ----------                          -----------
Romain Bausch            SES Global                        Chief Executive Officer and         Luxembourg
                         L-6815 Chateau de Betzdorf        President; Member of Executive
                         Luxembourg                        Committee

Robert Bednarek          SES Americom                      Executive Vice-President,           U.S.
                         Four Research Way                 Corporate Development; Member
                         Princeton, NJ  08540              of Executive Committee
Rene Steichen            36, rue Clairefontaine            Chairman of the Board of SES        Luxembourg
                         L - 9201 Diekirch                 GLOBAL; Avocat a la Cour

Ferdinand Kayser         SES Global                        Member of Executive Committee;      Luxembourg
                         L-6815 Chateau de Betzdorf        Chief Executive Officer and
                         Luxembourg                        President of SES Astra

Dean A. Olmstead         SES Americom                      Member of Executive Committee;      U.S.
                         Four Research Way                 Chief Executive Officer and
                         Princeton, NJ  08540              President of SES Americom
Jurgen Schulte           SES Global                        Chief Financial Officer;            Germany
                         L-6815 Chateau de Betzdorf        Member of Executive Committee
                         Luxembourg




EXECUTIVE OFFICERS:

                         PRESENT                           PRESENT
                         BUSINESS                          PRINCIPAL
NAME                     ADDRESS                           OCCUPATION                          CITIZENSHIP
----                     -------                           ----------                          -----------
Michael Agostinelli      SES Americom                      Vice President                      U.S.
                         Four Research Way
                         Princeton, NJ  08540

William Berman           SES Americom                      Vice President                      U.S.
                         Four Research Way
                         Princeton, NJ  08540

Brent Bruun              SES Americom                      Vice President                      U.S.
                         Four Research Way
                         Princeton, NJ  08540

Carl Capista             SES Americom                      Vice President                      U.S.
                         Four Research Way
                         Princeton, NJ  08540

Cynthia Dickins          7200 Wisconsin Avenue             Vice President                      U.K.
                         Suite 701
                         Bethesda, MD 20814

Nancy J. Eskenazi        SES Americom                      Vice President and Assistant        U.S.
                         Four Research Way                 Secretary
                         Princeton, NJ  08540

Paula Fairley            SES Americom                      Senior Vice President               U.S.
                         Four Research Way
                         Princeton, NJ  08540

Andreas M. Georghiou     SES Americom                      Senior Vice President               U.S.
                         Four Research Way
                         Princeton, NJ  08540

Daniel J. Harel          SES Americom                      Vice President                      U.S.
                         Four Research Way
                         Princeton, NJ  08540

Emmett B. Hume           SES Americom                      Senior Vice President               U.S.
                         Four Research Way
                         Princeton, NJ  08540

Anders Johnson           SES Americom                      Senior Vice President               U.S.
                         Four Research Way
                         Princeton, NJ  08540

Stanley Konopka          SES Americom                      Assistant Treasurer - Taxes         U.S.
                         Four Research Way
                         Princeton, NJ  08540


Richard A. Langhans      SES Americom                      Vice President                      U.S.
                         Four Research Way
                         Princeton, NJ  08540

David J. Lidstone        SES Americom                      Vice President and Assistant        U.S.
                         Four Research Way                 Secretary
                         Princeton, NJ  08540

Monica Morgan            SES Americom                      Vice President                      U.S.
                         Four Research Way
                         Princeton, NJ  08540

Sergy Mummert            SES Americom                      Vice President                      U.S.
                         Four Research Way
                         Princeton, NJ  08540

Hanaa Nasr               SES Americom                      Assistant Treasurer - Taxes         U.S.
                         Four Research Way
                         Princeton, NJ  08540

John A. Nelsen           SES Americom                      Vice President                      U.S.
                         Four Research Way
                         Princeton, NJ  08540

Michael J. Noon          SES Americom                      Vice President                      U.S.
                         Four Research Way
                         Princeton, NJ  08540

Maureen Offord           SES Americom                      Assistant Treasurer - Taxes         U.S.
                         Four Research Way
                         Princeton, NJ  08540

Dean A. Olmstead         SES Americom                      Chief Executive Officer and         U.S.
                         Four Research Way                 President
                         Princeton, NJ  08540

Orlando Skelton          SES Americom                      Vice President                      U.S.
                         Four Research Way
                         Princeton, NJ  08540

Scott Tollefsen          SES Americom                      Senior Vice                         U.S.
                         Four Research Way                 President/Secretary/General
                         Princeton, NJ  08540              Counsel

Mara L. Yoelson          SES Americom                      Assistant Secretary                 U.S.
                         Four Research Way
                         Princeton, NJ  08540

Elias Zaccack            SES Americom                      Vice President                      U.S.
                         Four Research Way
                         Princeton, NJ  08540

                                   Schedule II
                            SES Global-Americas, Inc.
                        DIRECTORS AND EXECUTIVE OFFICERS


DIRECTORS:

                         PRESENT                           PRESENT
                         BUSINESS                          PRINCIPAL
NAME                     ADDRESS                           OCCUPATION                          CITIZENSHIP
----                     -------                           ----------                          -----------
Romain Bausch            SES Global                        Chief Executive Officer,            Luxembourg
                         L-6815 Chateau de Betzdorf        President and Member of
                         Luxembourg                        Executive Committee of SES
                                                           Global

Dean A. Olmstead         SES Americom                      Chief Executive Officer and         U.S.
                         Four Research Way                 President of SES Americom
                         Princeton, NJ 08540

EXECUTIVE OFFICERS:

                         PRESENT                           PRESENT
                         BUSINESS                          PRINCIPAL
NAME                     ADDRESS                           OCCUPATION                          CITIZENSHIP
----                     -------                           ----------                          -----------
Romain Bausch            SES Global                        Chairman of the Board               Luxembourg
                         L-6815 Chateau de Betzdorf
                         Luxembourg

Dean A. Olmstead         SES Americom                      President                           U.S.
                         Four Research Way
                         Princeton, NJ  08540

Scott Tollefsen          SES Americom                      Senior Vice President and           U.S.
                         Four Research Way                 General Counsel
                         Princeton, NJ  08540

                                  Schedule III
                            SES CAPITAL BELGIUM S.A.
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

                         PRESENT                           PRESENT
                         BUSINESS                          PRINCIPAL
NAME                     ADDRESS                           OCCUPATION                          CITIZENSHIP
----                     -------                           ----------                          -----------
Ferdinand Kayser         SES ASTRA S.A.                    Member of Executive Committee;      Luxembourg
                         L-6815 Chateau de Betzdorf        Chief Executive Officer and
                         Luxembourg                        President of SES Astra


Padraig McCarthy         SES ASTRA S.A.                    Chairman of SES CAPITAL             Ireland
                         L-6815 Chateau de Betzdorf        BELGIUM; Senior Vice President
                         Luxembourg                        & Chief Financial Officer of
                                                           SES ASTRA
Roland Jaeger            SES GLOBAL S.A.                   General Counsel                     Luxembourg
                         L6815 Chateau de Betzdorf

                                   Schedule IV
                                 SES ASTRA S.A.
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

                         PRESENT                           PRESENT
                         BUSINESS                          PRINCIPAL
NAME                     ADDRESS                           OCCUPATION                          CITIZENSHIP
----                     -------                           ----------                          -----------
Romain Bausch            SES GLOBAL S.A.                   Chief Executive Officer and         Luxembourg
                         L-6815 Chateau de Betzdorf        President; Member of Executive
                         Luxembourg                        Committee of SES GLOBAL;
                                                           Chairman of the Board of SES
                                                           ASTRA

Fred Arbogast *          SES ASTRA S.A.                    Senior IT Systems Engineer          Luxembourg
                         L-6815 Chateau de Betzdorf
                         Luxembourg

Robert Bednarek          SES GLOBAL S.A.                   Executive Vice-President,           U.S.
                         L-6815 Chateau de Betzdorf        Corporate Development; Member
                         Luxembourg of Executive           Committee of SES
                                                           GLOBAL

Denis Hourt *            SES ASTRA S.A.                    Junior Ground Operations            France
                         L-6815 Chateau de Betzdorf        Technician
                         Luxembourg

Dean Olmstead            SES Americom                      Chief Executive Officer and         U.S.
                         Four Research Way                 President of SES Americom
                         Princeton, NJ  08540              Member of Executive Committee
                                                           of SES GLOBAL

Dr Raphael Kubler        Deutsche Telekom                  Senior Executive Vice President     Germany
                         Friedrich Ebert Allee 140         Deutsche Telekom
                         D-53113 Bonn
                         Germany

Jurgen Schulte           SES GLOBAL S.A.                   Chief Financial Officer;            Germany
                         L-6815 Chateau de Betzdorf        Member of Executive Committee
                         Luxembourg                        of SES GLOBAL

Rene Steichen            36, rue Clairefontaine            Chairman of the Board of SES        Luxembourg
                         L - 9201 Diekirch                 GLOBAL; Avocat a la Cour

Miranda Van den Heuvel*  SES ASTRA S.A.                    Junior Sales Manager Broadcast      The Netherlands
                         L-6815 Chateau de Betzdorf
Jean-Paul Zens           Service des Medias et des         Directeur                           Luxembourg
                         Communications                    Service des Medias et des
                         5, rue Large, Maison Cassal       Communications
                         L-1917 Luxembourg



* Employee representatives
** The election of Mr Kubler will be formally ratified in a shareholders meeting on April 15, 2003

                                   Schedule V
                                   SES Global
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

                         PRESENT                           PRESENT
                         BUSINESS                          PRINCIPAL
NAME                     ADDRESS                           OCCUPATION                          CITIZENSHIP
----                     -------                           ----------                          -----------
Charles Alexander        Clarges House, 6-12 Clarges       President, GE Capital Europe        U.K.
                         Street, GB-London W1J 8DH

Wolfgang A. Baertz       26, rue du Marche-aux-Herbes      Administrateur-Delegue,             Germany
                         L-2097 Luxembourg                 Dresdner Bank Luxembourg S.A.

Hadelin de Liedekerke    31, bd Prince Henri               Administrateur de societes          Belgium
Beaufort                 L - 1724 Luxembourg


John F. Connelly         260 Long Ridge Road               Vice President, GE Capital          U.S.
                         Stamford, CT  06927               Corporation

Ernst Wilhelm Contzen    2, Boulevard Konrad Adenauer      Chief Executive Officer,            Germany
                         L-1115 Luxembourg                 Dresdner Bank Luxembourg S.A.

Richard Goblet           Rue du Village 5                  Administrateur de societes,         Belgium
d'Alviella               B-1490 Court Saint Etienne        Sofina S.A.


Jean-Claude Finck        3, Sonnestrooss                   Directeur General adjoint de        Luxembourg
                         L - 2899 Foetz                    la BCEE

Raymond Kirsch           13, an de Bongerten               President du Comite de              Luxembourg
                         L - 7346 Steinsel                 direction et Directeur General
                                                           de la BCEE
Joachim Kroske           Kellerberg 2                      Consultant                          Germany
                         D - 22885 Barsbuttel

Raphael Kubler           Birkenweg 104                     Senior Executive Vice               Germany
                         D - 50997 Koln                    President, Deutsche Telekom AG
Luis Sanchez Merlo       Antonio Maura 9                   Economist, Chairman of Sanchez      Spain
                         E - 28014 Madrid                  Merlo Associates

Denis J. Nayden          260 Long Ridge Road, Stamford,    Chairman & Chief Executive          U.S.
                         CT 06927, USA                     Officer, GE Capital Corporation

Gaston Reinesch          7, Val de Aulnes                  Vice-President de la SNCI           Luxembourg
                         L - 3811 Schifflange

Victor Rod               8, rue Victor Beck                President du Conseil                Luxembourg
                         L - 1223 Howald                   d'Administration de la BCEE

Christian Schaack        50, avenue J.F. Kennedy L -       Member of the Board, Banque         Luxembourg
                         2951 Luxembourg                   Generale du Luxembourg

Georges Schmit           35, Op der Strooss,               President de la SNCI                Luxembourg
                         L - 7650 Heffingen

Gaston Schwertzer        Marxe Knupp                       Administrateur-Delegue              Luxembourg
                         L-5328 Medingen                   Luxempart
Rene Steichen            36, rue Clairefontaine            Chairman of the Board of SES        Luxembourg
                         L - 9201 Diekirch                 Global; Avocat a la Cour

Gerd Tenzer              Am Wolfsbach 50b                  Member of the Board of              Germany
                         D - 53229-Bonn                    Management, Deutsche Telekom AG
Francois Tesch           45 a, route de Bettembourg        President, Luxempart S.A.           Luxembourg
                         L - 1899 Kockelscheuer

Jean-Paul Zens           16, rue des Marguerites           Premier Consellier de               Luxembourg
                         L-2127 Luxembourg                 Gouvernement


EXECUTIVE OFFICERS:

                         PRESENT                           PRESENT
                         BUSINESS                          PRINCIPAL
NAME                     ADDRESS                           OCCUPATION                          CITIZENSHIP
----                     -------                           ----------                          -----------
Romain Bausch            SES Global                        Chief Executive Officer and         Luxembourg
                         L-6815 Chateau de Betzdorf        President; Member of Executive
                         Luxembourg                        Committee

Robert Bednarek          SES Americom                      Executive Vice-President,           U.S.
                         Four Research Way                 Corporate Development; Member
                         Princeton, NJ  08540              of Executive Committee

Roland Jaeger            SES Global                        General Counsel                     Luxembourg
                         L-6815 Chateau de Betzdorf
                         Luxembourg

Ferdinand Kayser         SES Global                        Member of Executive Committee;      Luxembourg
                         L-6815 Chateau de Betzdorf        Chief Executive Officer and
                         Luxembourg                        President of SES Astra

Dean A. Olmstead         SES Americom                      Member of Executive Committee;      U.S.
                         Four Research Way Chief           Executive Officer and
                         Princeton, NJ  08540              President of SES Americom

Jurgen Schulte           SES Global                        Chief Financial Officer;            Germany
                         L-6815 Chateau de Betzdorf        Member of Executive Committee
                         Luxembourg